                                                                    EXHIBIT 99.1

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                          ----------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON AUGUST 7, 2007

                         -------------------------------

Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on August
7, 2007, at 11:00 a.m., local time (the "Meeting"). The agenda for the Meeting is as follows:

     1.   to re-elect Ishay Davidi, Yosef Shiran, Meir Shamir, Micha Korman,
          Shirith Kasher and Avi Zigelman as directors and to elect also Mr.
          Gillon Beck as a director;

     2.   to approve the compensation for our directors;

     3.   to amend the compensation of Yosef Shiran, the Company's Chief
          Executive Officer and a director, under the Management Services
          Agreement;

     4.   to amend the Option Agreement with Mr. Yosef Shiran, the Company's
          Chief Executive Officer and a director;

     5.   to approve amendments to Article 67 (Indemnity and Insurance) of the
          Company's Articles of Association, which amendments are reflected on
          ANNEX A attached hereto;

     6.   subject to approval of amendment to Article 67 of the Company's
          Articles of Association as proposed in Proposal Five, approval of amendments to the letters of indemnification that were provided and are to be provided to directors and officers. The amended letters of indemnification will be substantially in the form attached hereto as
          ANNEX B (English translation of original Hebrew provided);

     7.   to approve the granting of a final annual dividend in the sum of $10 million in accordance with the Company's Articles of Association;

     8.   to ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2007 and for the period until the next
          Annual General Meeting of the shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation; and

     9.   to conduct such other business as may properly come before the Annual
          General Meeting or any adjournments or postponements thereof.

     In addition, shareholders will be requested to consider at the Meeting the
Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2006.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Shareholders of record at the close of business on July 2, 2007 will be entitled to notice of and to vote at the Meeting.

     Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the Annual
General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

ISHAY DAVIDI
CHAIRMAN OF THE BOARD OF DIRECTORS
July 6, 2007

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or
"Tefron") of proxies to be voted at the Annual General Meeting (the "Meeting")
of the shareholders of the Company to be held on August 7, 2007 at 11:00 am., local time, at the Company's offices located at Park Azorim, 94 Derech Em
Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July 6,
2007.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company ("Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the New York Stock Exchange, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on July 2, 2007 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.
Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A soft copy of the Company's Annual Report for the year ended December 31, 2006 is available on the Company's website at
www.tefron.com.

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies
Law - 1999 (the "Companies Law"), you may do so by delivery of a notice to the
Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva
49527, Israel, not later than July 12, 2007. Our Board of Directors may respond to your notice no later than July 26, 2007.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 1,059,409 ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On June 29, 2007, the Company had outstanding 21,200,986 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the
Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals One, Two, Three, Four Seven and Eight.
All other Proposals require a special majority approval of shareholders. For more information, see Proposals Five and Six.

     Each shareholder that attends the Meeting in person or delivers a signed proxy card shall, prior to exercising such shareholder's voting rights at the
Meeting with respect to Proposals Five and Six advise the Company whether or not such shareholder have a Personal Interest (as defined under the Companies Law)
in the Proposal.

--------------------------------------------------------------------------------
     THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV
HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.
--------------------------------------------------------------------------------

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 29, 2007 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 21,200,986 Ordinary Shares outstanding as of
June 29, 2007, but does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of June 29, 2007. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                                                   PERCENT OF
NAME                                 NUMBER OF SHARES OWNED     ORDINARY SHARES*
--------------------------------------------------------------------------------

Norfet, Limited Partnership               4,613,085 (1)              21.76%
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel

     * Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of June 29, 2007, 8.82% of Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately
     34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately 6.89% was held by First
     International Bank of Israel and approximately 0.786% was held by Zaleznick and Butler. Pursuant to Rule 13d-5 of the U.S Exchange Act, Norfet may also be deemed to beneficially own the shares held by Macpell and Arwol due to the shareholders agreement between Arwol, Macpell and Norfet. See
     "Shareholders Agreement" below. In addition, pursuant to Rule 13d-5, (i)
     Mr. Ishay Davidi, the Chairman of the Board of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of
     FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited
     Partnership and FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a
     director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah-Shamir.

DIRECTORS AND SENIOR MANAGERS

     As of June 29, 2007, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 21,200,986 Ordinary Shares (excluding
997,400 shares owned by a wholly owned subsidiary) outstanding as of June 29,
2007. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of June 29, 2007. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                                   % OF ORDINARY
                                          NUMBER OF                   SHARES
NAME                                   ORDINARY SHARES             OUTSTANDING**
------------                            -------------                 ------

Ishay Davidi                            4,613,085 (1)                 21.76%
Meir Shamir                             4,613,085 (2)                 21.76%
Yosef Shiran                              747,292                      3.4%
Micha Korman                                    *                      *
Avi Zigelman                                    -                      -
Shirit Kasher
Yacov Elinav                                    -                      -
Eli Admoni                                      -                      -
Asaf Alperovitz                                 *                      -
Amit Tal                                        *                      *
Itamar Harchol                                                         *
Anat Barkan                                     -                      -
David Gerbi                                     -                      -
Ronny Grundland                                 -                      -
Ilan Gilboa                                     *                      *
Michal Baumwald Oron                            -                      -

Directors and senior managers as
a group (16 persons)                    5,583,059(4)                  25.18%

-------------------

*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consist of 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of
FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other
Norfet limited partners by virtue of an irrevocable power of attorney.

(2) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of June 29, 2007.

(3) Consists of 747,292 Ordinary Shares subject to options exercisable at prices that are between $3.569 and $3.765 per share (which expire between 2011 and
2012).

(4) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir Shamir may be deemed to beneficially own under
U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of June 29, 2007. Further includes
969,974 options (exercisable within 60 days) to purchase 969,974 Ordinary
Shares. The exercise prices of these options range from 3.5 to 8.515 per share.
These options will expire between 2009 and 2016.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2006 was approximately $2.4 million, of which $104,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $120,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the company's board of directors.

     In 2006, the Company granted options for 80,000 Ordinary Shares under the
Share Option Plan to senior managers. Such options have an average exercise price of $9.90 per share (reflecting adjustments made to the exercise price due to two dividend distributions which took place in 2006) and expire in 2016.
Options for 15,000 Ordinary Shares under the Share Option Plan expired or were cancelled during 2006.

                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to elect seven persons to serve as directors of the Company, who, together with the Company's two external directors (whose terms will not expire until 2008 and 2009, respectively), will constitute the entire nine-member Board of Directors. As of the date of this proxy statement, all but one of the nominees listed below currently serve as directors of the Company. Each of the seven nominees is nominated to serve as a director until the end of the next Annual General Meeting. Following their appointment, the directors will elect one of the Directors to serve as Chairman of the Board of Directors.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

     The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.
Reference is made to "Security Ownership of Certain Beneficial Owners and
Management" for information pertaining to share ownership of certain of the nominees.

The nominees to serve on the Board of Directors are:

NAME                           AGE     CURRENT POSITION WITH COMPANY
----                           ---     -----------------------------

Ishay Davidi                   45      Chairman of the Board
Yosef Shiran                   45      Chief Executive Officer and Director
Meir Shamir                    56      Director
Micha Korman                   52      Director
Shirith Kasher                 39      Director
Avi Zigelman                   50      Director
Gillon Beck                    45      Director

     ISHAY DAVIDI has served as Chairman of the Board of Directors since
November 2005 and served as a director of the Company since June 2005. Mr.
Davidi serves as a CEO of each of First Israel Mezzanine Investors Ltd. and FIMI
2001 Ltd., the managing general partners of the partnerships constituting the
FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tedea
Development & Automation Ltd., TAT Technologies Ltd., Scope Metal Trading and
Services Ltd. and Merhav Building and Ceramic's Materials Center Ltd. Mr. Davidi
was formerly the CEO of the Tikvah VC Fund. Mr. Davidi holds a B.Sc in
Industrial and Management Engineering from Tel Aviv University and an MBA from
Bar Ilan University.

     YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 15 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University. Mr. Shiran was recently nominated as the chairman of the Textile Manufacturers Association of Israel.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. Mr. Shamir also serves as a director of several companies controlled by Mivtach Shamir Holdings Ltd.

     MICHA KORMAN has served as a director of the Company since October 2002.
Mr. Korman leads the improving, recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice
President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr.
Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a
Bachelor's degree in Economics, a Business Administration degree from Bar-Ilan
University and an LL.B degree from Kiryat Ono College.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and is the head of Corporate & Structured Finance at Brack Capital Holding
Ltd. From April 2005 until April 2006 Ms. Kasher was the CEO of Telem Ltd. From
2001 to March 31, 2005, Ms. Kasher was the Business and Corporate Counsel and
Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel
of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group). From 1997 to 2000, Ms. Kasher worked at S. Horowitz
& Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. and an LLB, from Tel Aviv University and is admitted to practice law in
Israel.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005.
Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation Ltd., Phoenix Gemel Ltd., Fox Vizel
Ltd.,King Ltd., Bram Industries Ltd., Ilex Medical Ltd., Migdal Capital Markets
(1965) Ltd., Gindi Towers Investments Ltd., Osif Investment and Development
Ltd., Simha Urieli and Sons Engineering and Contracting Company Ltd., Milomor
Trade & Communication Ltd., Crew technologies (1977) Ltd., P.M.S Group Ltd.,
Pangea Real Estates Ltd. and Sialo Technology Israel Ltd. Since 2000 Mr.
Zigelman is a member of the Professional Committee of the Israeli Accounting
Standard Board. Between 1996 and 2003, Mr. Zigelman served as a Partner Head of
Professional Practice Department of KPMG Somekh Chaikin accounting firm and Mr.
Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and Post degree
Accounting Studies, with honors - all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

     GILLON BECK serves as a senior partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto and from 1999, Mr. Beck served as Chief Operating Officer and later Chief
Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck serves as a director of TAT
Technologies Ltd., Medtechnica Ltd., Tedea Technological Development and
Automation Ltd., Orian S.M. Ltd., and Gamatronic Electronic Industries Ltd. Mr.
Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an M.B.A. in Finance from Bar Ilan University.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of, Ishay Davidi, Yosef Shiran, Meir Shamir, Micha
Korman, Shirith Kasher, Avi Zigelman and Gillon Beck be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual
General Meeting."

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL TWO

                       APPROVAL OF DIRECTORS' COMPENSATION

     Under the Companies Law, director's compensation requires shareholders approval. Under the Companies Regulations (Relief for Public Companies with
Shares Listed for Trading on a Stock Market Outside of Israel), 2000,
compensation for external directors may be up to approximately NIS 3,000 per meeting and up to approximately NIS 100,000 as an annual fee. Compensation for external directors for their entire three-year term must be determined prior to the beginning of their term, and all external directors must be equally compensated. During 2004 and during 2006, our shareholders approved the compensation of Mr. Yakov Elinav and Mr. Eli Admoni, respectively, our external directors, to be NIS 2,000 (currently approximately $475) per meeting of the
Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000 (currently approximately $11,900). During the last two years, our shareholders approved the same compensation to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide consulting services to the Company, for the period ending at the end of the upcoming Meeting.

     At the Meeting, shareholders will be asked to approve the aforementioned compensation to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii)
does not hold a position with the Company or otherwise provide consulting services to the Company. This resolution would be in effect until the close of the next Annual General Meeting for non-external directors.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the compensation for each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide consulting services to the Company, would be NIS 2,000 per meeting of the Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000. This resolution would be in effect until the close of the next Annual General Meeting for non-external directors."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                 PROPOSAL THREE

            APPROVAL OF AN AMENDMENT TO THE COMPENSATION OF MR. YOSEF
                  SHIRAN UNDER A MANAGEMENT SERVICES AGREEMENT

     Under the terms of a management services agreement (the "Management
Services Agreement") between the Company and a company controlled by Mr. Yosef
Shiran, the Company's Chief Executive Officer and a member of the Company's
Board of Directors (the "Management Company"), the Management Company provides management services to the Company through Mr. Shiran. Under the terms of the
Management Services Agreement, in addition to an annual bonus and reimbursement of any and all reasonable direct expenses including telephone, mobile phone and vehicle expenses, the Management Company is entitled to a monthly compensation equal to $26,888 plus NIS 2,065, plus VAT as applicable by law.

                                       10

     The Audit Committee and the Board of Directors have approved an increase of
Mr. Shiran's monthly compensation starting from January 1, 2007 to $35,000 plus
VAT as applicable by law, in light of Mr. Shiran's efforts and his significant contribution to the success of the Company. At the Meeting, Shareholders will be asked to approve the amendment of the monthly compensation given to the
Management Company under the Management Services Agreement to $35,000 per month, plus VAT, with retroactive effect from January 1, 2007.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to amend the Management Services Agreement with the management company wholly owned by Mr. Yosef Shiran to provide for a monthly compensation of $35,000 per month plus VAT as applicable by law. All other terms of the
Management Services Agreement shall remain in effect without any change"

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL FOUR

               AMENDMENT OF OPTION AGREEMENT WITH MR. YOSEF SHIRAN

     The Company is party to an Option Agreement with Mr. Shiran, pursuant to which the Company granted to Mr. Shiran 650,000 options in 2004. The option agreement contains a provision providing for a reduction to the exercise price of the options in the event of a dividend distribution in amount equal to dividends paid per share. This provision applies to options which, at the time of the dividend distribution, could not be exercised, whether due to the fact that the options are not vested or due to the terms of Section 102 of the Israel
Income Tax Ordinance.

     Shareholders are now asked to approve an amendment to the Option Agreement so that the adjustment to the exercise price due to dividends would apply until
October 22, 2008, to all 650,000 options, whether or not the options are exercisable at the time a dividend distribution is made, for dividends paid by the Company until October 22, 2008. This proposal, if approved, would have retroactive effect from October 2006. As a result of this amendment, the Company would be required to record a total expense in its financial statements in the estimated amount of US$300,000 that would be recorded in 2007. The Audit
Committee and the Board of Directors have already approved these changes to the
Option Agreement.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to amend the Option Agreement entered into with Mr. Yosef Shiran with respect to 650,000 options granted in year 2004 to provide for the adjustment of their exercise price for any dividend distributions that shall take place until October 22, 2008, whether or not such options are exercisable at the time a dividend distribution is made. This amendment would have retroactive effect from October 2006."

                                       11

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL FIVE

            AMENDMENT TO THE ARTICLE 67 (INDEMNITY AND INSURANCE) OF
                          THE ARTICLES OF ASSOCIATION

     At the Meeting, the shareholders will be asked to approve proposed amendments to Article 67 of the Company's Articles of Association (the
"Articles") that are in accordance with recent amendments to the Companies Law and regulations promulgated thereunder, as described below.

     In March 2005, the Companies Law was amended ("Amendment No. 3"), including certain provisions relating to the indemnification of directors and officers from liability. Amendment No. 3 contains three primary provisions relating to indemnification of directors and officers. First, instances for which directors and officers may be indemnified are limited to EVENTS that are ANTICIPATED, in the opinion of the board of directors, in light of the actual activities of the
Company at the time of granting the indemnity. This is a change from the prior standard under the Companies Law that permitted indemnity for TYPES OF EVENTS that in the opinion of the board of directors COULD BE ANTICIPATED at the time of granting the indemnity.

     The second change in Amendment No. 3 enables indemnification of officers and directors for legal and other expenses incurred during investigations that either (i) end without formal legal proceedings or (ii) impose monetary payment obligations on directors and officers in lieu of criminal proceedings, provided the criminal offense in question does not require proof of criminal intent. The third change in Amendment No. 3 permits reimbursement of litigation expenses irrespective of the maximum amount available for indemnification set by the
Board of Directors.

     It is proposed to revise the Articles to be consistent with the above-mentioned provisions of Amendment No. 3 and common corporate practice in
Israel with respect to indemnification of directors and officers. The new version of the Article 67 of the Articles of Association is attached hereto as
ANNEX A, on which the amendments are marked.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the amendment of Article 67 of the Company's Articles of Association in the manner attached hereto as ANNEX A, on which the amendments are marked."

     The affirmative vote of at least 75% of the voting power represented at the
Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have Personal Interest ("Personal Interest")
(as defined below) in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

                                       12

     In order to be counted for voting on the this Resolution, a shareholder must indicate, either on the proxy card or prior to voting in person at the
Meeting, whether or not the shareholder has a Personal Interest in the matter underlying this Resolution. Shares of a shareholder who does not indicate whether or not it has a Personal Interest will not be voted on the this
Resolution.

     Under the Companies Law, a "Personal Interest" means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person's holding of shares in that company is not considered a Personal Interest.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL SIX

                             INDEMNIFY FOR DIRECTORS

     To date, the Company has provided letters of release and indemnification to directors and officers based on the form of indemnification letter approved by the Company's shareholders in 2002 (the "2002 Letter"). As described in Proposal
Five above, Amendment No. 3 to the Companies Law amended certain of the conditions for indemnification of directors and officers. Subject to approval of amendment 67 of the Company's Articles of Association as described in Proposal
Five above, it is proposed to approve the grant of amended letters of indemnification to current and future directors which reflect the changes in the
Companies Law. The amended letters of indemnification would be substantially in the form attached hereto as ANNEX B (the amendments from the 2002 Letter are marked) (English translation of original Hebrew provided). The proposed amended letters of indemnification attached in ANNEX B also contain certain clarifications and general provisions reflecting common practice in Israel for letters of this nature. The amended letters of indemnification would not derogate from the effectiveness of the 2002 Letters previously provided by the
Company.

     The grant of such amended letters of indemnification has been approved by the Audit Committee prior to approval by the Board of Directors as a whole. It should be noted that, subject to the amendment of article 67 of the Company's
Articles as provided in Proposal Five above, the Board of Directors has approved the grant of similar amended letters to current and future Company officers who are not members of the Company's Board of Directors.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the Company grant amended letters of indemnification to its current and future directors, as may be from time to time, including Messrs.
Isahy Davidi, and Meir Shamir, who may be considered controlling shareholders of the Company. The amended letters of indemnification will be substantially in the form attached hereto as ANNEX B (English translation of original Hebrew)."

                                       13

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that with respect to directors who are Controlling
Shareholders of the Company - either (i) such a majority includes at least a third of the total votes of shareholders, who do not have Personal Interest in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                 PROPOSAL SEVEN

          GRANT OF DIVIDEND TO THE SHAREHOLDERS IN ACCORDANCE WITH THE
                       COMPANY'S ARTICLES OF ASSOCIATION

     Under our Articles of Association, the Board of Directors may from time to time declare and cause the Company to pay such interim dividend as may appear to the Board of Directors to be justified by the profits of the Company. The final dividend in respect of any fiscal year shall be payable only after it has been approved by Ordinary Resolution of the Company, but no such resolution shall provide for the payment of an amount exceeding that proposed by the Board of
Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid.

     Shareholders will be asked to approve the decision of the Board of the
Company to grant total dividends to shareholders in 2006 in the amount of $10 million, or approximately $0.4851 per share. Such dividends were declared and paid to the shareholders during 2006. For the year ending 2006, the net profit of the Company amounted to $18,260,000. As a result, the Company has the accumulated profit for allocation in this Annual General Meeting of $ 21,673 which is equal to 1.1% of the Net Profit.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the granting of final dividend for the year 2006 to the shareholders of the company in the amount of $10 million (a total of $0.4851 per share) in accordance with the Company's Articles of Association."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                 PROPOSAL EIGHT

                   RATIFICATION OF THE APPOINTMENT OF AUDITORS

     Shareholders will be asked to approve the appointment of Kost Forer Gabbay
& Kasierer, a member firm of Ernst & Young International, as auditors of the
Company for the year ending December 31, 2007 and for the period until the next
Annual General Meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors in accordance with the volume and nature of their services. During the
Meeting, the Board of Directors will state the amounts paid to the Company's auditors for their services in the last year. A representative of Kost Forer
Gabbay & Kasierer is expected to be present at the Meeting and will be given an opportunity to make a statement if (s)he desires to do so and to respond to appropriate questions. Kost Forer Gabbay & Kasierer were also the auditors for the Company for the year ended December 31, 2006.

                                       14

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2007 and for the period until the next Annual General
Meeting of shareholders. The Board of Directors is hereby authorized, upon recommendation of the Audit Committee, to determine the auditors' compensation, to fix the remuneration of the auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

             REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
                              AND AUDITORS' REPORT

     The Report of Directors for the year ended December 31, 2006 and the audited consolidated Financial Statements of the Company and the Auditors'
Report in respect thereof for the year ended December 31, 2006 will be available for review by the shareholders at the Meeting. In accordance with applicable
Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the above mentioned statements and reports.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Ishay Davidi
Chairman of the Board of Directors
July 6, 2007

                                       15

ANNEX A

INDEMNITY AND INSURANCE

67.	INDEMNITY AND INSURANCE – – – – – –

a)	Subject to the provisions of the Companies ~~Ordinance~~Law, the Company may enter into a contract for the insurance of the Liability, in whole or in part, of any of its Office Holders with respect to: (i) a breach of his duty of care to the Company or to another person; (ii) a breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the interests of the Company; or (iii) a financial liability imposed upon him in favor of another person in respect of an act or omission performed by him in his capacity as an Office Holder of the Company.

b)	The Company may indemnify an Office Holder to the fullest extent permitted by law. Without derogating from the aforesaid, the Company may indemnify retroactively or prospectively an Office Holder against: (i) a financial liability he incurs or is imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an Office Holder of the Company, and (ii) reasonable litigation expenses, including attorneys’ fees~~, expended~~ incurred by such Office Holder or charged to him by a court, in proceedings instituted against him by the Company or on its behalf or by another person, or in a criminal charge, from which he was acquitted or in a criminal charge in which he was convicted for an offense that does not require the proof of criminal intent, all in respect of an act performed in his capacity as an Office Holder of the Company, and (iii) reasonable litigation expenses, including attorneys’ fees, incurred by such Office Holder, due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Companies Law; and (iv) liabilities, obligations and expenses in respect of which ~~in the future~~ the Company may be legally permitted to indemnify under the Companies ~~Ordinance~~Law.

c)	~~The Company may indemnify an Office Holder in accordance with the provisions of article 67(b) for any liabilities and/or expenses incurred by such an Office Holder. Such indemnification shall include reasonable litigation expenses, as specified in Article 67(b) above, that were incurred by or charged to such an Office Holder if convicted in a criminal charge for an offense that does not require the proof of criminal thought. In addition to the above, the Company may also undertake to indemnify such an Office Holder in advance,~~ A prospective undertaking to indemnify an Office Holder for liabilities ~~and/or expenses that were not yet incurred, provided that such a commitment~~under article 67(b)(i), shall be restricted to ~~types of~~ events that in the opinion of the Board of Directors ~~can be~~are foreseen in light of the actual Company’s activities at the time that the commitment is made ~~and~~(“Determining Events”) and shall be limited to an amount or criteria that the Board of Directors deems reasonable, in view of the circumstances. The undertaking to indemnify shall specify such events, sum or criteria. Such indemnification may include any other liability or event permitted by any applicable law.

The aggregate indemnification amount paid under Article 67(b)(1) shall not exceed an amount equal to the sum of (i) all the insurance proceeds for the Determining Events received by the Company from time to time within the scope of any directors’ and officers’ liability insurance and (ii) an amount equal to 25% (twenty five percent) of the shareholders’ equity of the Company as set forth in the Company’s most recent consolidated financial statements prior to the date of the actual payment of the indemnification by the Company.

~~The Company may release an Office Holder in advance from liability – whether totally or partially – for damages arising from the breach of the duty of such an Office Holder to act with due skill and care towards the Company.~~

d)	Subject to the Companies law – the Company may indemnify any employee of the Company who is not an Office Holder of the Company, from any liability or expense imposed on such an employee in his capacity as an employee of the Company, while defending from any litigation, whether criminal or civil, that resulted, accordingly, by an acquittal or a judgment in the employee’s favor.

e)	The company may commit to indemnify such an employee, including in advance, for any financial liability imposed on such an employee in favor of another person in respect of an act performed bona fide in his capacity as an employee of the Company.

f)	~~a)~~ Subject to the Companies Law, these Articles of Association shall not limit the Company in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification (i) in connection with an Office Holder in the Company or any person designated by the Company to serve as a director in another company in which the Company has any interest or holds shares, directly or indirectly (“a Director In Another Company”), to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law, and (ii) in connection with whoever is not an Office Holder in the Company or a Director In Another Company, including but not limited to, employees, contractors and consultants.

ANNEX B

English Translation of the Hebrew Original Letter of ~~Release and~~ Indemnification~~.~~

[Tefron Ltd. company letterhead]

[Date]

Re:	Letter of ~~Release and~~ Indemnification

WHEREAS	on February 18, 2002 and on June 9, 2002, the Board of Directors of Tefron Ltd. (hereinafter: the “Company”), after obtaining the approval of the Audit Committee of the Company on December 23, 2001, resolved to approve a prior grant of release from liability and an advance undertaking of indemnification by the Company to the Directors and other officers of the Company (jointly referred to hereunder as the “Officers”), pursuant to the provisions of this Letter of ~~Release and~~  Indemnification; and

WHEREAS	on August 5, 2002 the General Meeting of the Company approved the aforesaid resolution (hereinafter: the “Prior Indemnification Resolution”)~~;~~, and accordingly the Company granted indemnification letters (hereinafter: the “Existing Indemnification Letters”); and

WHEREAS	further to Amendment No. 3 to the Companies Law, 1999 (hereinafter: the “Companies Law”), including with respect to indemnification of Officers, the Company’s Board of Directors resolved on May 7, 2007, after obtaining the approval of the Audit Committee of the Company on May 6, 2007, to approve an advance undertaking of indemnification by the Company to the Officers pursuant to the Companies Law, as so amended, and to the provisions of this letter, without derogating from the effectiveness of the Prior Indemnification Resolution and of the Existing Indemnification Letters, all subject to any applicable law (hereinafter: the “New Resolution”); and

WHEREAS	on ____, 2007 the General Meeting of the Company approved the New Resolution with respect to the Directors of the Company; and

WHEREAS	on __________ (date) you were appointed to serve in the position of ~~_________________________________ (director/~~Officer~~)~~ of the Company.

Now therefore the Company hereby certifies and undertakes the following:

~~1.~~	~~1.1~~	~~The Company hereby releases you from any liability towards the Company for any damage incurred to the Company as a result of any breach of your duty of care to the Company where you acted in good faith and within the scope of your position as Officer of the Company.~~

1.	1.1	Cancelled

1.2	Subject to the provisions of any law, as may be in effect from time to time, the Company shall indemnify you for any obligation or expense as set forth in section 2 hereunder, imposed on you as a result of one or more of the following incidents:

(a)	your activities within the scope of your position as Officer of the Company; and

(b)	your activities within the scope of your position as Officer of another corporation, according to the Company’s request (hereinafter: the “Other Company”).

~~that were associated either directly or indirectly with one or more of the classes of incidents set forth in the Schedule to this Letter of Release and Indemnification (hereinafter: the “Determining Classes of Incidents”) or any matter associated directly or indirectly with the Determining Classes of Incidents, provided however that the maximum amount of aforesaid indemnification shall not exceed the amount specified in section 3 hereunder.~~

2.	The indemnification undertaking according to section 1.2 above shall be effective concerning any liability or expenses which are indemnifiable according to the law as follows:

2.1	a monetary liability imposed on you or incurred by you in favor of another person under a judgment, including a judgment granted in the case of a settlement or an arbitral award approved by the court, provided that your actions were associated with one or more of the events set forth in the Schedule to this Letter of Indemnification (hereinafter: the “Determining Events”) or any matter associated, directly or indirectly, with the Determining Events, that, in any such case, in the opinion of the Board of Directors are anticipated in light of the actual activities of the Company as of the date of this letter, provided that the maximum amount of such indemnification does not exceed the amount set forth in section 3 below;

2.2	reasonable legal expenses, including attorneys’ fees, disbursed or which you shall be ordered to pay by a court in proceedings filed against you by the Company or Another Company, as the case may be, or in the name of either of the aforesaid or by any other person or under a criminal charge from which you may be exonerated, or under a criminal charge of which you are convicted not requiring proof of any mens rea; and

2.3	reasonable legal expenses, including attorneys’ fees, expended in connection with an investigation or proceeding against you by an authorized authority, and that concludes without an indictment against you and either (i) no monetary payments are imposed on you in lieu of criminal proceedings or (ii) monetary payments are imposed on you in lieu of criminal proceedings,provided that the alleged criminal offense does not require proof of any mens rea.

3.	The total aggregate amount of indemnification to be paid by the Company under Section 2.1 of all letters of indemnification to be issued by the Company to the Officers of the Company under the ~~Indemnification Resolutions~~New Resolution (hereinafter: the “New Letters of Indemnification”) ~~shall not exceed the greater of US 5,000,000 or amount equal to the total of all the insurance proceeds for the Determining Classes of Incidents received by the Company from time to time within the scope of any directors’ and officers’ liability insurance (which as of the date of this letter totals ____________), in either case plus an additional~~, together with the total aggregate amount of indemnification to be paid by the Company under all the Existing Indemnification Letters, shall not exceed an amount equal to 25% (twenty five percent) of the ~~Effective Equity Capital~~equity capital of the Company as set forth in the Company’s most recent consolidated financial statements prior to such payment (hereinafter: the “Maximum Indemnification Amount”). ~~For this purpose, the Effective Equity Capital of the Company means the amount of Company equity capital as of December 31, 2001, according to the audited financial statements for the year ending on that date, as it may be adjusted from time to time according to the rate of increase in the consumer price index since that date~~The Company’s Board of Directors has resolved that the Maximum Indemnification Amount is reasonable in the circumstances.

Should the total amounts of indemnification to be paid by the Company at any time whatsoever, plus the total of all amounts of indemnification paid by the Company until such date, all in accordance with Section 2.1 of all the New Letters of Indemnification issued by the Company, together with the total aggregate amount of indemnification to be paid by the Company under all the Existing Indemnification Letters, exceed the Maximum Indemnification Amount, the Maximum Indemnification Amount or the balance thereof, as the case may be, shall be divided ~~between~~among the Officers of the Company entitled to the aforesaid amounts of indemnification for demands which they submitted to the Company under the ~~Letters of Indemnification~~said letters of indemnification and not paid to them prior to the aforesaid date, in such manner that the amount of indemnification actually received by each of the aforesaid Officers shall be calculated according to the ratio between the amount indemnification ~~owned~~owed to each of the Officers and the aggregate amount indemnification ~~owned~~owed to ~~each of~~ the aforesaid Officers on that ~~dated~~date for whose demands.

4.	Upon the occurrence of any incident by virtue of which you are likely to be entitled to indemnification according to the aforesaid, the Company shall provide you, from time to time, with the funds required to cover the expenses and various other payments incidental to handling each of the proceedings against you in connection with the incident in question so that you shall not be required to pay or finance them yourself, all subject to the terms and conditions specified in this Letter of ~~Release and~~ Indemnification.

5.	Without derogating from the aforesaid, the indemnification under this Letter of ~~Release and~~  Indemnification is subject to the following conditions:

5.1	You shall notify the Company of any legal proceeding commenced against you or any suspicion or threat of any such proceeding being commenced against you in connection with any incident in respect of which the indemnification is likely to apply, reasonably promptly after your first becoming aware of it, and you shall notify the Company, or to whom it shall instruct you, of any document in connection with the proceeding that was served upon you by the person initiating the proceedings or any person acting on behalf thereof.

5.2	The Company shall be entitled to take on your legal defense in any such proceeding and/or to hand your defense over to any attorney whom the Company chooses for this purpose, taking into consideration the obligations of the Company under the ~~policy~~Policy and the possibility of appointing an attorney on behalf of the Insurer (apart from any attorney who is not acceptable to you on reasonable grounds). Within the scope of handling your defense, the Company and/or the aforesaid attorney shall act to bring about the termination of the aforesaid proceeding. The attorney appointed by the Company as aforesaid shall act and owe a fiduciary obligation to you and the Company. In the event of any conflict of interests between you and the Company in your defense before the proceeding in question, you may hire your own attorney to act on your behalf in handling your defense and the provisions of this Letter of Indemnification shall apply to your expenses for the aforesaid appointment. The Company may not terminate the aforesaid proceeding by any settlement requiring you to pay for any amount for which you shall not be indemnified ~~under this Letter of Release and Indemnification and~~by the Company or not paid within the scope of the ~~insurance policy~~Policy, except with your prior written consent thereto, provided however that you shall not refuse to grant your consent on grounds which are not reasonable. At the request of the Company you shall sign a document authorizing the Company, and/or any such attorney~~,~~ to act in your defense on your behalf at the proceeding in question and represent you in any mater in connection therewith, pursuant to the aforesaid.

You shall cooperate with the Company and/or any such aforesaid attorney in any reasonable manner required by the aforesaid persons within the scope of handling your defense in connection with the legal proceeding in question, provided however that the Company takes care to cover all your expenses incidental thereto so that you shall not be required to pay or finance such expenses yourself, subject to the provisions of section 3 above. The Company shall ~~be released~~release you from the aforesaid obligation to cooperate ~~whether~~whenever it is likely to prejudice your defense before any legal proceeding against you, provided however that this is approved by a committee of the Board of Directors of the Company, including at least one external director among its members.

5.3	Whether or not the Company acts according to the provisions of section 5.2 above, it shall take care to cover the liabilities and expenses stated in section 2 above so that you shall not be required to pay or finance the aforesaid yourself, without this derogating from the indemnification promised under the provisions of this Letter of Indemnification, subject to the above provisions in Section 3.

5.4	The indemnification in connection with any legal proceeding whatsoever against you, as stated in this Letter of ~~Release and~~ Indemnification, shall not be effective in respect of any amount owed by you in consequence of any settlement or arbitration, unless the Company gave its written consent to any such settlement or the holding of any such arbitration, as the case may be.

5.5	The Company shall not be required to pay amounts under this Letter of ~~Release and~~  Indemnification for any incident whatsoever wherever you are otherwise entitled to such amounts from another source or the aforesaid amounts were actually paid to you, or on your behalf or in your place in any manner whatsoever within the scope of any other indemnification or undertaking to indemnify any other person whatsoever apart from the Company, including any insurance proceeds. In this regard it shall be clarified that any amount of deductible applying to you under the aforesaid policy terms shall not be deemed an amount actually paid.

5.6	Upon a request for performance of payment in connection with any incident whatsoever under this Letter of ~~Release and~~ Indemnification, the Company shall take any action necessary under the provisions of any law for payment thereof and shall act to arrange any approval, if required, in connection therewith. Should any such approval be required for payment and such payment is not approved in accordance therewith, for any reason whatsoever, such payment or any part thereof not approved as aforesaid, shall be subject to the approval of the court and the Company shall act to obtain such approval.

5.7	Should the Company pay you or your substitute any amounts whatsoever within the scope of this Letter of ~~Release and~~ Indemnification in connection with the aforesaid legal proceeding, and afterwards it becomes apparent that you were not entitled to indemnification from the Company for the amounts in question, these amounts shall be deemed a loan granted to you by the Company, which shall bear interest at the minimum rate determined from time to time under the provisions of any law not making it a taxable benefit for any person receiving such loan, and you shall be required to repay the above amounts to the Company when requested to do so in writing by the Company and according to the payment schedule determined by the Company.

5.8	Should the Company pay you any amount whatsoever by virtue of this Letter of ~~Release and~~  Indemnification and afterwards the liability for which the amount was paid was canceled or the amount thereof was decreased for any reason whatsoever, you shall assign to the Company your entire rights to repayment of the amount from the plaintiff in any proceeding and you shall do your utmost to make this assignment valid so that the Company is able to realize the assignment. After acting in such manner you shall be exempt from repayment of the amount for which the right of repayment was assigned. Should you fail to do so, you shall be required to repay the amount or any part thereof, as the case may be, to the Company, plus linkage differentials, at the rates and for the period according to which you are entitled to repayment of the amount by the plaintiff.

6.	The undertakings of the Company under this Letter of ~~Release and~~ Indemnification shall also remain available to you after termination of your position as Officer of the Company, provided however that the acts for which the indemnification was granted were made during your term in office as Officer of the Company, whether before this Letter of Indemnification was granted to you or afterwards. The undertakings of the Company under this Letter of ~~Release and~~ Indemnification shall also remain available to your estate, heirs and other successors under the provisions of any law.

7.	In this Letter of Indemnification:

“Officer” has the same meaning as in the Companies Law~~, 5759-1999.~~.

“Act” or any other derivative thereof, includes any implied decision and/or omission (or any derivative thereof) and includes your activities prior to the date of this Letter of Indemnification during your term in office as Officer of the Company.

The “Policy” means the directors’ and officers’ policy liability insurance purchased or to be purchased by the Company, whether in the form of one or more than one policy.

8.	The undertakings of the Company under this Letter of ~~Release and~~ Indemnity shall be interpreted broadly and in the manner intended for implementation thereof, as permitted according to the law and for the purposes for which they were intended. In the event of any contradiction between any provision whatsoever in this Letter of ~~Release and~~ Indemnity and any provision of law which cannot be made contingent, amended or added to, the aforesaid provision of law shall prevail, but it shall not prejudice or derogate from the effectiveness or the other provisions of this Letter of ~~Release and~~ Indemnification.

9.	This Letter of ~~Release and~~ Indemnification shall not prejudice or derogate from the undertakings of the Company under any Letter of Indemnification given to you, if any, prior to ~~_________~~the date of this letter, while the aforesaid undertakings remain legally effective. In the event that you shall be entitled to and receive any amount of indemnification whatsoever under any previous Letter of Indemnification in respect of any incident whatsoever, you shall not be entitled to indemnification for the same amount under this Letter of ~~Release and~~  Indemnification.

10.	This Letter of Indemnification is not a contract in favor of any third party, including any insurer, and you may not assign this Letter to any third party, nor would any insurer have the right to demand that the Company contribute to the payment of any amount that would otherwise be payable by such insurer under an insurance agreement, other than the deductible fixed in such an insurance agreement.

Nothing in this Letter of Indemnification shall be deemed to derogate from or diminish from any compensation, coverage and/or indemnification you will be entitled to under any insurance policy, including with respect to events that are covered and/or will be covered by this Letter of Indemnification.

11.	This Letter of Indemnification will be governed by the laws of Israel, and the courts of Tel Aviv shall have the exclusive jurisdiction with respect to disputes that may arise under this Letter.

12.	~~10.~~ This Letter of ~~Release and~~ Indemnification shall be subject to the provisions of any law.

13.	~~11.~~ This letter of ~~Release and~~ Indemnification shall become effective upon your signature on a copy thereof at the place designated for such purpose and submission of the aforesaid signed copy to the Company.

In witness whereof the Company has caused this Letter of Indemnification to be executed on the day and year first above written:

Tefron Ltd.

I hereby certify receipt of this Letter of ~~Release and~~ Indemnification and confirm my consent to the terms thereof, including the provisions of the above section 5.7.

Schedule

~~Classes of Incidents~~
Events

1.	Acts in connection with investments (including investments not implemented) performed by the Company, a subsidiary or affiliate (within the meaning in the Securities Law) in various corporations, either before or after implementation of the investment, including entering into and performance of any transaction, supervision and control of the investment after implementation and any act performed by an Officer in connection therewith as a representative of the investor or as an Officer of the Company or the investor.

2.	An offering of securities (including an offering of a security ~~which is~~ not implemented), inclusive of but not derogating from the generality of the aforesaid, a public offering of securities under a prospectus, a private offering or an offer of securities by any other means whatsoever.

3.	A transaction within the meaning in section 1 of the Companies Law, inclusive of obtaining credit, sale or purchase of assets or obligations, including securities, or the grant or receipt of a right in each of the aforesaid, and an act directly or indirectly associated with the aforesaid transaction, including transactions with interested parties within the meaning of chapter five of the Companies Law.

4.	Report or notification submitted under the Companies Law or the Securities Law, including regulations promulgated by virtue thereof, or under laws or regulations dealing with similar issues abroad, or under customary rules or guidelines of the Israeli Stock Exchange (Boursa) or in a commercial arena in Israel or abroad, all including any failure to file any such report or notification.

5.	Acts in connection with the terms of employment of employees, including employment contracts, negotiations towards such contracts, salary benefits and other employee benefits, handling of pension funds, mutual funds, insurance and savings plans, options and other employee benefits of any class whatsoever.

6.	Any act causing bodily injury, sickness, death and damage to property, including loss of use thereof.

7.	Any act leading to inadequate insurance arrangements being drawn up.

8.	Any restructuring of the Company, reorganization or any resolution in connection with the aforesaid, including but not derogating from the generality of the aforesaid, any merger split, variation of the share capital of the Company, subsidiaries or affiliates, the dissolution or sale thereof, issue of any security whatsoever of the Company, subsidiary or affiliate or performance of any distribution (within the meaning of the Companies Law) or any procurement bid by or in connection with any of the aforesaid.

9.	Any expression, statement, including expression of a viewpoint or opinion made in good faith by the Officer in the course of and by virtue his position, including within the course of general meetings or meetings of the Board of Directors of the Company, a subsidiary or affiliate thereof or any committees of the Board of Directors, and negotiations and communications with suppliers, advisors and clients.

~~10.~~	~~Civil or criminal actions within the ordinary and regular course of business of the Company, and exceptional transactions of the Company.~~

10.	~~11.~~ Actions submitted against an Officer in ~~connections~~connection with the dissolution or receivership of the Company, a subsidiary or affiliate.

~~12.~~	~~Derivative or class actions in connection with the Company, a subsidiary or affiliate.~~

~~13.~~	~~Actions in connection with merger, split, reorganization etc. proceedings.~~

11.	Resolutions and/or actions with respect to environmental compliance, including pollution, poisons and hazardous materials.

12.	~~14.~~ Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or affiliate.

13.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

14.	Compliance with various governmental requirements in Israel and outside Israel, including the Antitrust Authority, Securities Authority, Environmental Compliance Agency and Tax Authorities.

15.	Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves.

16.	Any action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

17.	Any action and/or decision relating to preparation of work plans, including pricing, marketing, distribution and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

18.	Any action and/or decision relating to product development or relating to the conduct of product testing, approvals, sales, distribution or licensing.

19.	Any action and/or decision that may be considered as an infringement of the intellectual property rights of a third party.

20.	~~15. Actions in connection with documents relating to the matters specified above or in connection with acts or decisions relating to the maters specified above, or in connection with representations and undertakings granted relating to the matters specified above, including epresentations~~Representations and any undertaking granted vis-à-vis third parties or the Company, a subsidiary or affiliate or vis-à-vis any person acting on behalf thereof (including vis-à-vis any advisers, such as auditors and attorneys, etc.).

21.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

22.	~~16.~~ Each of the ~~classes of incidents~~events set forth above in connection with the position of the Officer in ~~Another Company, as defined in the Preamble to the above Letter of Indemnification~~a subsidiary or an affiliate.

In this Schedule:

“Securities Law” means the Securities Law, 5728-1968.

“Companies Law” means the Companies Law, 5759-1999.

“Security” is within the definition in section 1 of the Companies Law.